

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 16, 2008

MYR Group Inc.
Attention: Gerald B. Engen, Jr., Vice President, Chief Legal Officer
12150 East 112th Avenue
Henderson, CO 80640

Re: MYR Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 27, 2008
File No. 333-148864

Dear Mr. Engen:

We have reviewed your filing and have the following comments.

General

1.   To the extent available, please provide a recent developments section that summarizes
and addresses your financial condition and results of operations for the recently
completed interim period.

Prospectus Cover Page

2.   Because there is currently no established trading market for your common stock, please
revise your cover page to provide that selling stockholders will sell their shares either at a
fixed price or within a bona fide price range until your common stock is listed on the
Nasdaq Global Market or the Nasdaq Capital Market and thereafter at prevailing market
prices or at privately negotiated prices. Please see Item 16 of Schedule A to the
Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K. In addition,
please delete the sentence on the prospectus cover page concerning the last reported trade
of your common stock on The PORTAL Market.

Summary Historical Consolidated Financial Information, page 7

3.   We note your response to comment 3 in our letter dated February 22, 2008. As
previously requested, please revise your presentation of EBITDA to specifically address
the limitations of eliminating recurring expenses from a non-GAAP performance measure
and explain how management compensates for those limitations as required by our
response to question 8 in the related FAQ. In addition, based on your disclosure that

EBITDA is a key component of certain material covenants contained in your credit agreement, please revise your discussion of liquidity in MD&A to disclose the required ratio and your actual ratio as of the latest balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results from Operations, page 36

4.   We have reviewed your response to comment 8 in our letter dated February 22, 2008. Please revise your current disclosures to clarify and quantify the impact of the change in basis of accounting on your statements of operations and to provide a discussion regarding how the impact should be considered when evaluating comparative results.

Plan of Distribution, page 116

5.   We note your response to comment 25 in our letter dated February 22, 2008. As you are registering the re-sale of common stock for which there is no established trading market, please provide a description of the various factors considered in determining the fixed price or bona fide range to be used for your common stock until your common stock is listed on the Nasdaq Global Market or the Nasdaq Capital Market. In this regard, you may wish to address the trading activity of your common stock on The PORTAL Market, as well as the pricing used for the December 2007 private placement. Please see Item 505(a) of Regulation S-K.

Compensation Discussion and Analysis, page 82

Management Incentive Plan, page 84

6.   We note your response to comment 15 in our letter dated February 22, 2008, as well as your revised disclosures on pages 84 and 85. We continue to believe, however, that you should disclose the specific numerical target or targets for your financial performance and safety goals, as well as your actual performance with respect to meeting those targets, and are concerned with your analysis regarding the need to treat such information confidentially. Please note that the standard for confidential treatment that the staff applies, which is articulated in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), is that the information be "*likely* to cause *substantial* harm to the competitive position of the parties from whom [the information] had been obtained." (Emphasis added). Your argument does not clearly explain how any possible competitive harm would be likely or substantial. Accordingly, please either disclose the requested information or persuasively demonstrate to us why the disclosure of such information would likely cause you substantial competitive harm.

7.   We note your footnote disclosure on page 84 that during the past five years you have
        made payouts under the MIP 60% of the time. Please clarify what you mean by this
        statement. For example, does this mean that all eligible officers received payouts in three
        out of five years? Does it mean that 60% of the eligible officers received payouts each
        year?

8.   We note your response to comment 16 in our letter dated February 22, 2008. Please add
        an illustration to demonstrate the operation of the formula used to determine the size of a
        payout under the MIP.

Executive Compensation, page 90

Summary Compensation Table, page 90

9.   Please explain why in footnote 4 the dollar value of the cash awards earned under the
        MIP is an estimated value rather than the value actually earned.

Certain Relationships and Related Party Transactions, page 95

10.   We note your response to comment 21 in our letter dated February 22, 2008. We further
        note your disclosure in footnote 11 on page F-29 that you lent certain members of your
        management team an aggregate of approximately $144,000 during the fiscal year ended
        December 31, 2006 to purchase shares of your common stock. Please discuss these loans
        in your related party transactions disclosure. For your reference, please see Item 404(a)
        of Regulation S-K and Instruction 1 to Item 404, which, in your case, because the
        disclosure is appearing in a registration statement on Form S-1, would require disclosure
        of subject transactions occurring on or after January 1, 2005.

Notes to Consolidated Financial Statements, page F-8

Note 2. Basis of Presentation and Acquisition of Common Stock by ArcLight, page F-8

11.   We reviewed your response to comment 29 in our letter dated February 22, 2008;
        however it is still not clear to us why it is appropriate to include the $4.4 million pro-rata
        share of net earnings in the purchase price based on the guidance in SFAS 141. Please
        further explain the basis for your accounting.

Note 3. Summary of Significant Accounting Policies – Insurance, page F-18

12.   Please disclose the impact of your self insurance on your results of operations during
        each period presented.

Signatures, page II-6

13.   We note that Mr. Martinez is signing the registration statement as your principal accounting officer. Please clarify which of your officers is signing as your principal executive officer and your principal financial officer.

Exhibit Index, page II-8

14.   Please tell us what consideration you have given to filing as an exhibit to the registration statement the Purchase/Placement Agreement you entered into with Friedman, Billings, Ramsey & Co., Inc. in connection with the 2007 Private Placement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Stacy J. Kanter, Esq. (Via Facsimile 917-777-3497)